1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

March 9, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me on March 1, 2017 with respect to a Correspondence filing made by the Registrant on February 17, 2017, which pertained to the Registrant’s initial filing on Form N-1A filed on December 19, 2016, relating to two series of the Registrant: Hartford Corporate Bond ETF and Hartford Quality Bond ETF (each, a “Fund” and, together, the “Funds”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Registrant’s registration statement.

1.                                      Comment:                                     With respect to the Registrant’s response to Comment 12, please confirm whether a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is, or will be, available on the Funds’ website.

Response:                                        The Registrant confirms that it has no present intention to provide a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities on its website.  The Registrant confirms that the disclosure included in the Disclosure of Portfolio Holdings section of the prospectus on page 20 is accurate.

2.                                      Comment:                                     With respect to the Registrant’s response to Comment 18, please confirm whether the Registrant will revise the disclosure in the Investment Objectives and Policies section of the SAI to disclose that to the extent an underlying investment company has adopted an 80% policy that indicates investment in a particular industry, a Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

Response:                                        The Registrant confirms that it will revise the disclosure consistent with this comment.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:                  Alice A. Pellegrino

John V. O’Hanlon